Mail Stop 4561

March 31, 2008

William D. Humes
Executive Vice President
  and Chief Financial Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705

> **Re: Ingram Micro Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-12203**

Dear Mr. Humes:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Part I

Item 1. Business, page 1

Suppliers, page 7

1.   It appears that you have not filed your distribution agreement with Hewlett-Packard ("HP") as an exhibit, even though you disclose that products purchased from HP accounted for more than one-fifth of your net sales in each of the last three years. We also note your risk factor disclosure on page 13 that termination of supply or service agreements or a significant change in the terms or conditions of sale from one or more of your significant suppliers could negatively affect your operating margins, revenues or the level of capital required to fund your operations. Because you appear to be substantially dependent on your relationship with HP, please advise if you considered including in your Form 10-K a description of your contractual arrangements with HP and filing your agreements with that company as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors, page 11

"We may incur material litigation, regulatory or operational costs or expenses…", page 14

2.   We note your disclosure in this risk factor that you may currently be subject to environmental laws in some of the markets in which you operate which may have a material adverse effect on your business. Please advise whether you have considered disclosing under Item 1 of your Form 10-K the material effects compliance with such environmental laws may have upon your capital expenditures, earnings and competitive position. See Item 101(c)(xii) of Regulation S-K.

"Our quarterly results have fluctuated significantly", page 16

3.   We note your disclosure in this risk factor that your quarterly operating results are affected by seasonal demand for your products and services. Please advise whether you have considered including a discussion of the seasonal nature of your business under Item 1 of your Form 10-K. See Item 101(c)(v) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

4.   We note your disclosure on page 29 that in the first quarter of 2007 you began presenting sales of vendor warranty service contracts on a net revenue basis compared to gross revenues and costs of sales in prior periods. Tell us more about this change in accounting policy including the reasons for the change in policy and the supporting authoritative accounting guidance that management used in its conclusion. Further, tell us what consideration you gave to providing disclosure regarding this change in accounting policy within the notes to consolidated financial statements.

Notes to Consolidated Financial Statements, page 45

Note 2 – Significant Accounting Policies, page 45

Cash and Cash Equivalents, page 46

5.   Tell us more about your book overdrafts disclosed on page 46. In this regard, confirm whether this overdraft represents outstanding checks in excess of funds on deposit with the bank rather than an actual bank overdraft. If so, tell us what consideration you gave to presenting changes in book overdrafts within operating activities on the consolidated statement of cash flows. That is, explain why the changes are not presented as an operating activity since you have included the overdraft in the accounts payable line item. Further, tell us what consideration you gave to separately presenting the overdraft on the face of the consolidated balance sheet.

Goodwill, page 46

6.   We note your reference to the valuation that was used to value the intangible assets and deferred revenue acquired in business combinations. Please note that when you refer to an independent valuation specialist you should disclose the specialist's name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Senior Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief